UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 1)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES ACT OF 1934

ZUORA, INC.

(Name of the Issuer)

Zuora, Inc.

Zodiac Purchaser, L.L.C.

Zodiac Acquisition Sub, Inc.

Zodiac Guarantor, L.L.C.

Zodiac Holdco, L.L.C.

Silver Lake Alpine Associates II, L.P.

SLA Zurich Holdings, L.P.

SLA Zurich GP, L.L.C.

SLA Zurich Aggregator, L.P.

SL Alpine II Aggregator GP, L.L.C.

Silver Lake Alpine II, L.P.

SLAA II (GP), L.L.C.

Silver Lake Group, L.L.C.

Tien Tzuo

The Next Left Trust

70 Thirty Trust

(Names of Persons Filing Statement)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

98983V106

(CUSIP Number of Class of Securities)

Tien Tzuo Chief Executive Officer The Next Left Trust 70 Thirty Trust Zuora, Inc. c/o Zuora, Inc. 101 Redwood Shores Parkway Redwood City, CA 94065 Tel: (888) 976-9056	Zodiac Purchaser, L.L.C. Zodiac Acquisition Sub, Inc. c/o Silver Lake 2775 Sand Hill Road Menlo Park, CA 94025 Tel: (650) 233-8120

Zodiac Guarantor, L.L.C.

Zodiac Holdco, L.L.C.

Silver Lake Alpine Associates II, L.P.

SLA Zurich Holdings, L.P.

SLA Zurich GP, L.L.C.

SLA Zurich Aggregator, L.P.

SL Alpine II Aggregator GP, L.L.C.

Silver Lake Alpine II, L.P.

SLAA II (GP), L.L.C.

Silver Lake Group, L.L.C.

2775 Sand Hill Road

Menlo Park, CA

94025

Tel: (650) 233-8120

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Sarah K. Solum Steven Li Freshfields US LLP 855 Main Street Redwood City, CA 94063 (650) 618-9250	Elizabeth Cooper Louis Argentieri Simpson Thacher & Bartlett LLP New York, New York 10017 (212) 455-2000	Melissa Sawyer Peter Jones Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004-2498 United States (212) 558-4000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:

Check the following box if the filing is a final amendment reporting the results of the transaction:

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 1 (“Amendment No. 1”) to the Transaction Statement on Schedule 13E-3 (as amended hereby, this “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (1) Zuora, Inc., a Delaware corporation (“Zuora” or the “Company”) and the issuer of the (a) Class A Common Stock, par value $0.0001 per share (the “Zuora Class A Common Stock”) and (b) Class B Common Stock, par value $0.0001 per share (the “Zuora Class B Common Stock” and together with the Zuora Class A Common Stock, the “Zuora Common Stock”) that is the subject of the Rule 13e-3 transaction; (2) Zodiac Purchaser, L.L.C., a Delaware limited liability company (“Parent”); (3) Zodiac Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”, and together with Parent, the “Parent Entities”); (4) Zodiac Guarantor, L.L.C. (“Guarantor”); (5) Zodiac Holdco, L.L.C. (“Holdco”); (6) Silver Lake Alpine Associates II, L.P., a Delaware limited partnership (“SLAA”); (7) SLA Zurich Holdings, L.P., a Delaware limited partnership (“SLA Zurich Holdings”); (8) SLA Zurich GP, L.L.C., a Delaware limited liability company (“SLA Zurich GP”); (9) SLA Zurich Aggregator, L.P., a Delaware limited partnership (“SLA Zurich Aggregator”); (10) SL Alpine II Aggregator GP, L.L.C., a Delaware limited liability company (“SLA Aggregator GP”); (11) Silver Lake Alpine II, L.P., a Delaware limited partnership (“SLA II”); (12) SLAA II (GP), L.L.C., a Delaware limited liability company (“SLAA GP”); (13) Silver Lake Group, L.L.C., a Delaware limited liability company (“SLG”, and together with Guarantor, Holdco, SLAA, SLA Zurich Holdings, SLA Zurich GP, SLA Zurich Aggregator, SLA Aggregator GP, SLA II and SLAA GP, the “Silver Lake Filing Parties”); (14) Tien Tzuo; (15) The Next Left Trust and (16) the 70 Thirty Trust (together with Tien Tzuo and the Next Left Trust, the “Tzuo Filing Parties” or the “CEO Rollover Stockholders”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated October 17, 2024 (including all exhibits and documents attached thereto, and as it may be amended, supplemented or modified, from time to time, the “Merger Agreement”), by and among Zuora, Parent and Merger Sub. The Merger Agreement provides that, subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into Zuora (the “Merger”), with Zuora surviving the Merger and becoming a wholly owned subsidiary of Parent.

At the effective time of the Merger (the “Effective Time”), (1) each share of Zuora Common Stock outstanding immediately prior to the Effective Time (other than shares held by (a) the Company, the Parent Entities and any of their respective subsidiaries and the shares of Zuora Common Stock rolled over by the CEO Rollover Stockholders pursuant to the Support and Rollover Agreement (as defined below) (the “Owned Company Shares”) and (b) stockholders who have neither voted in favor of the adoption of the Merger Agreement nor consented thereto in writing, who are entitled to appraisal and who have properly exercised appraisal rights for such shares in accordance with Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)) and who do not validly withdraw or otherwise lose their appraisal rights will be cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to $10.00 per share, without interest thereon and subject to any applicable withholding taxes and (2) each Owned Company Share will be cancelled and extinguished without any conversion thereof or consideration paid therefor. Following the Merger, Zuora Class A Common Stock will be delisted from the New York Stock Exchange (“NYSE”), Zuora will be deregistered under the Exchange Act and the Company’s stockholders (other than the Silver Lake Filing Parties and the CEO Rollover Stockholders, indirectly) will cease to have any ownership interest in the Company.

In connection with entering into the Merger Agreement, on October 17, 2024, the CEO Rollover Stockholders entered into a voting, support and rollover agreement (the “Support and Rollover Agreement”) with Parent, Holdco, Zuora and, solely for purposes specified therein, SLA II. Pursuant to the Support and Rollover Agreement, the CEO Rollover Stockholders agreed, among other things, to vote all of their shares of Zuora Common Stock in favor of the adoption of the Merger Agreement, subject to the terms and conditions contained in the Support and Rollover Agreement. In addition, pursuant to the Support and Rollover Agreement, the CEO Rollover Stockholders will elect and thereafter contribute shares of Zuora Common Stock with an aggregate value of $70,000,000 (the “Aggregate Rolled Value”) to a direct or indirect parent company of Parent in exchange for equity interests in such direct or indirect parent company of Parent. As a result of the Merger, the shares of Zuora Common Stock contributed to such direct or indirect parent company of Parent by the CEO Rollover Stockholders will be cancelled and extinguished without any conversion thereof or consideration paid therefor along with the other Owned Company Shares.

Zuora’s Board of Directors (the “Zuora Board”) formed a Special Committee of the Zuora Board comprised solely of independent and disinterested directors (the “Special Committee”) to explore, consider, review, evaluate and, if appropriate, negotiate the terms of, one or more transactions for strategic alternatives to the current stand-alone plan for Zuora, including a potential sale of Zuora (the foregoing, collectively, the “Strategic Alternatives Process”). The Special Committee, as more fully described in the Proxy Statement, with the assistance of its own independent financial and legal advisors, considered, evaluated and negotiated the Merger Agreement. At the conclusion of its review, the Special Committee, among other things, unanimously (1) determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of Zuora and the Unaffiliated Company Stockholders (as defined below), (2) recommended that the Zuora Board determine that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of Zuora and its stockholders and adopt and approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement and (3) recommended that, subject to approval by the Zuora Board, the Zuora Board submit the Merger Agreement to Zuora’s stockholders entitled to vote thereon for adoption thereby and resolve to recommend that such stockholders adopt the Merger Agreement and approve the transactions contemplated by the Merger Agreement, including the Merger. “Unaffiliated Company Stockholders” means the holders of Zuora common stock, excluding (1) any holder who enters into a rollover agreement, including Mr. Tien Tzuo and certain of his affiliates that hold shares of Zuora common stock, (2) the Silver Lake Filing Parties or its affiliates (including Parent and Merger Sub), (3) any person that Zuora has determined to be an “officer” of Zuora within the meaning of Rule 16a-1(f) of the Securities Exchange Act of 1934, as amended and (4) those members of the Zuora Board who are (A) not members of the Special Committee or (B) members designated by an affiliate of the Silver Lake Filing Parties.

The Zuora Board, acting upon the unanimous recommendation of the Special Committee, unanimously (1) determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of Zuora and its stockholders, (2) adopted and approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement and (3) directed that the Merger Agreement be submitted to Zuora’s stockholders entitled to vote thereon for adoption thereby and resolved to recommend that such stockholders adopt the Merger Agreement and the transactions contemplated thereby, including the Merger.

The Merger cannot be completed without the affirmative vote of (1) the holders of a majority of the voting power of the outstanding shares of capital stock of Zuora entitled to vote thereon, voting as a single class, (2) the holders of a majority of the voting power of the outstanding shares of capital stock of Zuora held by the Unaffiliated Company Stockholders entitled to vote thereon, voting as a single class, and (3) the holders of a majority of the outstanding shares of Zuora Class A Common Stock and Zuora Class B Common Stock entitled to vote thereon, each voting separately as a class.

Concurrently with the filing of this Amendment No. 1, the Company is filing Amendment No. 1 to its preliminary proxy statement (as amended thereby, the “Proxy Statement”) under Regulation 14A of the Exchange Act with the SEC, pursuant to which the Company is soliciting proxies from the Company’s stockholders in connection with the Merger. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A. As of the date hereof, the Proxy Statement is in preliminary form, and is subject to completion or amendment. Terms used but not defined in this Transaction Statement have the meanings assigned to them in the Proxy Statement.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.

While each of the Filing Persons acknowledges that the Merger may be deemed to constitute a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any of the Filing Persons and/or their respective affiliates.

SCHEDULE 13E-3 ITEMS

Item 1. Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

Item 2. Subject Company Information

(a) Name and address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Parties to the Merger”

“The Parties to the Merger—Zuora”

“Important Information Regarding Zuora”

“Questions and Answers”

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Special Meeting—Record Date; Shares Entitled to Vote; Quorum”

“The Special Meeting—Record Date; Shares Entitled to Vote; Quorum”

“Questions and Answers”

“Important Information Regarding Zuora—Security Ownership of Certain Beneficial Owners and Management”

(c) Trading market and price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding Zuora—Market Price of Zuora Common Stock”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding Zuora—Dividends”

(e) Prior public offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding Zuora—Prior Public Offerings”

(f) Prior stock purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding Zuora—Prior Public Offerings”

“Important Information Regarding Zuora—Transactions in Zuora Common Stock”

Item 3. Identity and Background of Filing Person

(a) — (c) Name and address; Business and background of entities; Business and background of natural persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Parties to the Merger”

“The Parties to the Merger”

“Important Information Regarding Zuora”

“Important Information Regarding the Purchaser Filing Parties”

Item 4. Terms of the Transaction

(a)—(1) Material terms. Tender offers. Not applicable

(a)—(2) Material terms. Mergers or similar transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Zuora Board”

“Special Factors—Purposes and Reasons of the Purchaser Filing Parties”

“Special Factors—Position of the Silver Lake Filing Parties and Parent Entities as to the Fairness of the Merger”

“Special Factors—Position of the CEO Rollover Stockholders as to the Fairness of the Merger”

“Special Factors—Plans for Zuora After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects on Zuora if the Merger is Not Completed”

“Special Factors—Interests of Zuora’s Directors and Executive Officers in the Merger”

“Special Factors—U.S. Federal Income Tax Considerations of the Merger”

“Special Factors—Accounting Treatment”

“The Special Meeting—Votes Required”

“The Merger Agreement—Exchange and Payment Procedures”

“The Merger Agreement—Merger Consideration”

“The Merger Agreement—Conditions to the Closing of the Merger”

“The Voting, Support and Rollover Agreement”

Annex A—Agreement and Plan of Merger

Annex C— The Voting, Support and Rollover Agreement

(c) Different terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Purposes and Reasons of the Purchaser Filing Parties”

“Special Factors—Interests of Zuora’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Merger Consideration”

“The Merger Agreement—Exchange and Payment Procedures”

“The Merger Agreement—Employee Matters”

“The Merger Agreement—Indemnification and Insurance”

“The Voting, Support and Rollover Agreement”

“Proposal 2: The Compensation Proposal”

Annex A—Agreement and Plan of Merger

Annex C—The Voting, Support and Rollover Agreement

(d) Appraisal rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Appraisal Rights”

“Questions and Answers”

“The Special Meeting—Appraisal Rights”

“Appraisal Rights”

(e) Provisions for unaffiliated security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers”

“Appraisal Rights”

“Provisions for Unaffiliated Company Stockholders”

(f) Eligibility for listing or trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a)(1) — (2) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Zuora’s Directors and Executive Officers in the Merger”

“Special Factors—Financing of the Merger”

“The Merger Agreement”

“The Voting, Support and Rollover Agreement”

“Important Information Regarding Zuora—Prior Public Offerings”

“Important Information Regarding Zuora—Transactions in Zuora Common Stock”

“Important Information Regarding Zuora—Past Contracts, Transactions, Negotiations and Agreements”

“Important Information Regarding the Purchaser Filing Parties”

“Proposal 2: The Compensation Proposal”

Annex A—Agreement and Plan of Merger

Annex C—The Voting, Support and Rollover Agreement

(b) — (c) Significant corporate events; Negotiations or contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Zuora Board”

“Special Factors—Purposes and Reasons of the Purchaser Filing Parties”

“Special Factors—Position of the Silver Lake Filing Parties and Parent Entities as to the Fairness of the Merger”

“Special Factors—Position of the CEO Rollover Stockholders as to the Fairness of the Merger”

“Special Factors—Interests of Zuora’s Directors and Executive Officers in the Merger”

“The Merger Agreement”

“The Voting, Support and Rollover Agreement”

Annex A—Agreement and Plan of Merger

Annex C—The Voting, Support and Rollover Agreement

(e) Agreements involving the subject company’s securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Intent of Zuora’s Directors and Executive Officers to Vote in Favor of the Merger”

“Special Factors—Intent of Certain Stockholders to Vote in Favor of the Merger”

“Special Factors—Interests of Zuora’s Directors and Executive Officers in the Merger”

“Special Factors—Financing of the Merger”

“The Merger Agreement”

“The Special Meeting—Votes Required”

“The Voting, Support and Rollover Agreement”

“Proposal 2: The Compensation Proposal”

Annex A—Agreement and Plan of Merger

Annex C—The Voting, Support and Rollover Agreement

Item 6. Purposes of the Transaction and Plans or Proposals

(b) Use of securities acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Purposes and Reasons of the Purchaser Filing Parties”

“Special Factors—Plans for Zuora After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects on Zuora if the Merger is Not Completed”

“Special Factors—Interests of Zuora’s Directors and Executive Officers in the Merger”

“Special Factors—Delisting and Deregistration of Zuora Common Stock”

“Special Factors—Financing of the Merger”

“The Merger Agreement—Effect of the Merger”

“The Merger Agreement—Directors and Officers; Certificate of Incorporation; Bylaws”

“The Merger Agreement—Merger Consideration”

“The Merger Agreement—Exchange and Payment Procedures”

Annex A—Agreement and Plan of Merger

(c)(1) — (8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Zuora Board”

“Special Factors—Purposes and Reasons of the Purchaser Filing Parties”

“Special Factors—Opinion of Qatalyst Partners LP”

“Special Factors—Position of the Silver Lake Filing Parties and Parent Entities as to the Fairness of the Merger”

“Special Factors—Position of the CEO Rollover Stockholders as to the Fairness of the Merger”

“Special Factors—Plans for Zuora After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects on Zuora if the Merger is Not Completed”

“Special Factors—Intent of Zuora’s Directors and Executive Officers to Vote in Favor of the Merger”

“Special Factors—Intent of Certain Stockholders to Vote in Favor of the Merger”

“Special Factors—Interests of Zuora’s Directors and Executive Officers in the Merger”

“Special Factors—Financing of the Merger”

“The Merger Agreement—Effect of the Merger”

“The Merger Agreement— Directors and Officers; Certificate of Incorporation; Bylaws”

“The Merger Agreement—Merger Consideration”

“The Voting, Support and Rollover Agreement”

“Important Information Regarding Zuora”

Annex A—Agreement and Plan of Merger

Annex B—Opinion of Qatalyst Partners LP

Item 7. Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Zuora Board”

“Special Factors—Purposes and Reasons of the Purchaser Filing Parties”

“Special Factors—Opinion of Qatalyst Partners LP”

“Special Factors—Position of the Silver Lake Filing Parties and Parent Entities as to the Fairness of the Merger”

“Special Factors—Position of the CEO Rollover Stockholders as to the Fairness of the Merger”

“Special Factors—Plans for Zuora After the Merger”

“Special Factors—Certain Effects of the Merger”

Annex B—Opinion of Qatalyst Partners LP

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Zuora Board”

“Special Factors—Purposes and Reasons of the Purchaser Filing Parties”

“Special Factors—Position of the Silver Lake Filing Parties and Parent Entities as to the Fairness of the Merger”

“Special Factors—Position of the CEO Rollover Stockholders as to the Fairness of the Merger”

“Special Factors—Plans for Zuora After the Merger”

“Special Factors—Certain Effects on Zuora if the Merger is Not Completed”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Zuora Board”

“Special Factors—Purposes and Reasons of the Purchaser Filing Parties”

“Special Factors—Opinion of Qatalyst Partners LP”

“Special Factors—Position of the Silver Lake Filing Parties and Parent Entities as to the Fairness of the Merger”

“Special Factors—Position of the CEO Rollover Stockholders as to the Fairness of the Merger”

“Special Factors—Plans for Zuora After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects on Zuora if the Merger is Not Completed”

“Special Factors—Unaudited Prospective Financial Information”

Annex B—Opinion of Qatalyst Partners LP

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Zuora Board”

“Special Factors—Purposes and Reasons of the Purchaser Filing Parties”

“Special Factors—Opinion of Qatalyst Partners LP”

“Special Factors—Position of the Silver Lake Filing Parties and Parent Entities as to the Fairness of the Merger”

“Special Factors—Position of the CEO Rollover Stockholders as to the Fairness of the Merger”

“Special Factors—Plans for Zuora After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects on Zuora if the Merger is Not Completed”

“Special Factors—Interests of Zuora’s Directors and Executive Officers in the Merger”

“Special Factors—U.S. Federal Income Tax Considerations of the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Fees and Expenses”

“Special Factors—Delisting and Deregistration of Zuora Common Stock”

“The Merger Agreement—Effect of the Merger”

“The Merger Agreement— Directors and Officers; Certificate of Incorporation; Bylaws”

“The Merger Agreement—Merger Consideration”

“The Merger Agreement—Indemnification and Insurance”

“The Merger Agreement—Employee Matters”

“Appraisal Rights”

“The Voting, Support and Rollover Agreement”

“Proposal 2: The Compensation Proposal”

Annex A—Agreement and Plan of Merger

Annex B—Opinion of Qatalyst Partners LP

Annex C—The Voting, Support and Rollover Agreement

Equity Commitment Letter, dated October 17, 2024, by and Silver Lake Alpine II, L.P. and Parent, attached hereto as Exhibit 16(b)(i)

Equity Commitment Letter, dated October 17, 2024, by and among Hux Investment Pte. Ltd. and Parent, attached hereto as Exhibit 16(b)(ii)

Amended and Restated Commitment Letter, dated November 13, 2024, by and among Royal Bank of Canada, Banco Santander, S.A., New York Branch, Bank of Montreal, BMO Capital Markeys Corp., Barclays Bank PLC, KKR Capital Markets LLC, KKR CORPORATE LENDING (CA) LLC, SF Credit Partners, LLC, Stifel Nicolaus and Company, Incorporated, Wells Fargo Securities, LLC, Wells Fargo Bank, National Association and Parent, attached hereto as Exhibit 16(b)(iii)

Limited Guarantee, dated as of October 17, 2024, by and among Silver Lake Alpine II, L,P. and Zuora, Inc., attached hereto as Exhibit 16(b)(iv)

Limited Guarantee, dated as of October 17, 2024, by and among Hux Investment Pte. Ltd. and Zuora, Inc., attached hereto as Exhibit 16(b)(v)

Item 8. Fairness of the Transaction

(a) — (b) Fairness; Factors considered in determining fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Zuora Board”

“Special Factors—Purposes and Reasons of the Purchaser Filing Parties”

“Special Factors—Opinion of Qatalyst Partners LP”

“Special Factors—Position of the Silver Lake Filing Parties and Parent Entities as to the Fairness of the Merger”

“Special Factors—Position of the CEO Rollover Stockholders as to the Fairness of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Zuora’s Directors and Executive Officers in the Merger”

Annex B—Opinion of Qatalyst Partners LP

The discussion materials dated April 14, 2024, April 17, 2024, April 30, 2024, June 15, 2024, July 2, 2024, July 10, 2024, October 15, 2024 and October 16, 2024, each prepared by Qatalyst Partners LP and reviewed by the Special Committee and/or the Zuora Board, as applicable, are attached hereto as Exhibits 16(c)(ii) though and including 16(c)(ix), and are incorporated by reference herein.

(c) Approval of security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Zuora Board”

“Special Factors—Purposes and Reasons of the Purchaser Filing Parties”

“Special Factors—Position of the Silver Lake Filing Parties and Parent Entities as to the Fairness of the Merger”

“Special Factors—Position of the CEO Rollover Stockholders as to the Fairness of the Merger”

“The Special Meeting—Record Date; Shares Entitled to Vote; Quorum”

“The Special Meeting—Votes Required”

“The Special Meeting—Voting of Proxies”

“The Special Meeting—Revocability of Proxies”

“The Merger Agreement—Conditions to the Closing of the Merger”

“Proposal 1: The Merger Proposal”

Annex A—Agreement and Plan of Merger

(d) Unaffiliated representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Zuora Board”

“Special Factors—Purposes and Reasons of the Purchaser Filing Parties”

“Special Factors—Position of the Silver Lake Filing Parties and Parent Entities as to the Fairness of the Merger”

“Special Factors—Position of the CEO Rollover Stockholders as to the Fairness of the Merger”

“Special Factors—Opinion of Qatalyst Partners LP”

Annex B—Opinion of Qatalyst Partners LP

(e) Approval of directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Zuora Board”

“Special Factors—Purposes and Reasons of the Purchaser Filing Parties”

“Special Factors—Position of the Silver Lake Filing Parties and Parent Entities as to the Fairness of the Merger”

“Special Factors—Position of the CEO Rollover Stockholders as to the Fairness of the Merger”

“Special Factors—Interests of Zuora’s Directors and Executive Officers in the Merger”

“Special Factors—Intent of Zuora’s Directors and Executive Officers to Vote in Favor of the Merger”

(f) Other offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Zuora Board”

“Special Factors—Purposes and Reasons of the Purchaser Filing Parties”

Item 9. Reports, Opinions, Appraisals and Negotiations

(a) — (b) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Zuora Board”

“Special Factors—Purposes and Reasons of the Purchaser Filing Parties”

“Special Factors—Opinion of Qatalyst Partners LP”

“Special Factors—Position of the Silver Lake Filing Parties and Parent Entities as to the Fairness of the Merger”

“Special Factors—Position of the CEO Rollover Stockholders as to the Fairness of the Merger”

“Where You Can Find Additional Information”

Annex B—Opinion of Qatalyst Partners LP

(c) Availability of documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Where You Can Find Additional Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity holder of Zuora common stock or by a representative who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration

(a) — (b), (d) Source of funds; Conditions; Borrowed funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Financing of the Merger”

“The Merger Agreement—Other Covenants”

“The Merger Agreement—Conditions to the Closing of the Merger”

“The Merger Agreement—Conduct of Business Pending the Merger”

Annex A—Agreement and Plan of Merger

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Certain Effects on Zuora if the Merger is Not Completed”

“Special Factors—Fees and Expenses”

“The Special Meeting—Solicitation of Proxies”

“The Merger Agreement—Fees and Expenses”

“The Merger Agreement—Company Termination Fee”

“The Merger Agreement—Parent Termination Fee”

Annex A—Agreement and Plan of Merger

Item 11. Interest in Securities of the Subject Company

(a) Securities ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Interests of Zuora’s Directors and Executive Officers in the Merger”

“Important Information Regarding Zuora—Security Ownership of Certain Beneficial Owners and Management”

“Important Information Regarding the Purchaser Filing Parties”

“The Voting, Support and Rollover Agreement”

Annex C—The Voting, Support and Rollover Agreement

(b) Securities transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Important Information Regarding Zuora—Transactions in Zuora Common Stock”

“Important Information Regarding Zuora—Prior Public Offerings”

“The Merger Agreement”

“The Voting, Support and Rollover Agreement”

Annex A—Agreement and Plan of Merger

Annex C—The Voting, Support and Rollover Agreement

Item 12. The Solicitation or Recommendation

(d) Intent to tender or vote in a going—private transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Zuora Board”

“Special Factors—Purposes and Reasons of the Purchaser Filing Parties”

“Special Factors—Position of the Silver Lake Filing Parties and Parent Entities as to the Fairness of the Merger”

“Special Factors—Position of the CEO Rollover Stockholders as to the Fairness of the Merger”

“Special Factors—Intent of Zuora’s Directors and Executive Officers to Vote in Favor of the Merger”

“Special Factors—Intent of Certain Stockholders to Vote in Favor of the Merger”

“The Special Meeting—Votes Required”

“The Voting, Support and Rollover Agreement”

Annex C—The Voting, Support and Rollover Agreement

(e) Recommendation of others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Zuora Board”

“Special Factors—Purposes and Reasons of the Purchaser Filing Parties”

“Special Factors—Position of the Silver Lake Filing Parties and Parent Entities as to the Fairness of the Merger”

“Special Factors—Position of the CEO Rollover Stockholders as to the Fairness of the Merger”

“Proposal 1: The Merger Proposal”

Item 13. Financial Information

(a) Financial statements. The audited consolidated financial statements set forth in Item 8 of the Company’s Annual Report on Form 10—K for the fiscal year ended January 31, 2024 and the financial statements set forth in Item 1 of the Company’s Quarterly Report on Form 10—Q for the quarterly period ended July 31, 2024 are incorporated herein by reference.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“Special Factors—Unaudited Prospective Financial Information”

“Important Information Regarding Zuora—Selected Historical Consolidated Financial Data”

“Important Information Regarding Zuora—Book Value Per Share”

“Where You Can Find Additional Information”

(b) Pro forma information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a) — (b) Solicitations or recommendations; Employees and corporate assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Zuora Board”

“Special Factors—Opinion of Qatalyst Partners LP”

“Special Factors—Purposes and Reasons of the Purchaser Filing Parties”

“Special Factors—Position of the Silver Lake Filing Parties and Parent Entities as to the Fairness of the Merger”

“Special Factors—Position of the CEO Rollover Stockholders as to the Fairness of the Merger”

“Special Factors—Interests of Zuora’s Directors and Executive Officers in the Merger”

“Special Factors—Fees and Expenses”

“The Special Meeting—Solicitation of Proxies”

“The Voting, Support and Rollover Agreement”

Annex B—Opinion of Qatalyst Partners LP

Annex C—The Voting, Support and Rollover Agreement

Item 15. Additional Information

(b) Golden Parachute Compensation. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Interests of Zuora’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Merger Consideration”

“Proposal 2: The Compensation Proposal”

Annex A—Agreement and Plan of Merger

(c) Other material information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

The following exhibits are filed herewith:

16(a)(2)(i) Preliminary Proxy Statement of Zuora, Inc. (the “Proxy Statement”) (included in the Schedule 14A filed on December 20, 2024 and incorporated herein by reference).

16(a)(2)(ii) Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).

16(a)(2)(iii) Letter to Stockholders (included in the Proxy Statement and incorporated herein by reference).

16(a)(2)(iv) Notice of Special Meeting of Stockholders (included in the Proxy Statement and incorporated herein by reference).

16(a)(2)(v) Current Report on Form 8-K, dated October 17, 2024 (included in Form 8-K filed on October 17, 2024 and incorporated herein by reference).

16(a)(2)(vi) Email from Tien Tzuo, Chief Executive Officer of the Company, sent to the Company’s employees, dated October 17, 2024 (included in Schedule 14A filed on October 17, 2024 and incorporated herein by reference).

16(a)(2)(vii) Employee Q&A Document, dated October 17, 2024 (included in Schedule 14A filed on October 17, 2024 and incorporated herein by reference).

16(a)(2)(viii) Customer Letter, dated October  17, 2024 (included in Schedule 14A filed on October  17, 2024 and incorporated herein by reference).

16(a)(2)(ix) Partner Letter, dated October 17, 2024 (included in Schedule 14A filed on October  17, 2024 and incorporated herein by reference).

16(a)(2)(x) Industry Analyst Letter, dated October 17, 2024 (included in Schedule 14A filed on October 17, 2024 and incorporated herein by reference).

16(a)(2)(xi) Social media posts, dated October  17, 2024 (included in Schedule 14A filed on October  17, 2024 and incorporated herein by reference).

16(a)(2)(xii) Current Report on Form 8-K, dated October 18, 2024 (included in Form 8-K filed on October 18, 2024 and incorporated herein by reference).

16(a)(2)(xiii) Employee Newsletter, dated October  22, 2024 (included in Schedule 14A filed on October  22, 2024 and incorporated herein by reference).

16(a)(2)(xiv) Updated Employee Q&A Document, dated October 31, 2024 (included in Schedule 14A filed on October 31, 2024 and incorporated herein by reference).

16(a)(2)(xv) Updated Employee Q&A Document, dated December 4, 2024 (included in Schedule 14A filed on December 4, 2024 and incorporated herein by reference).

16(b)(i)+ Equity Commitment Letter, dated October  17, 2024, executed by Silver Lake Alpine II, L.P. and Parent.

16(b)(ii)+ Equity Commitment Letter, dated October  17, 2024, executed by Hux Investment Pte., Ltd. and Parent.

16(b)(iii)+ Amended and Restated Commitment Letter, dated November  13, 2024, by and among Royal Bank of Canada, Banco Santander, S.A., New York Branch, Bank of Montreal, BMO Capital Markeys Corp., Barclays Bank PLC, KKR Capital Markets LLC, KKR CORPORATE LENDING (CA) LLC, SF Credit Partners, LLC, Stifel Nicolaus and Company, Incorporated, Wells Fargo Securities, LLC, Wells Fargo Bank, National Association and Parent.

16(b)(iv)+ Limited Guarantee, dated as of October  17, 2024, by and among Silver Lake Alpine II, L,P. and Zuora, Inc.

16(b)(v)+ Limited Guarantee, dated as of October  17, 2024, by and among Hux Investment Pte. Ltd. and Zuora, Inc.

16(c)(i) Opinion of Qatalyst Partners LP to the Board of Directors of Zuora, Inc., dated October 16, 2024 (included as Annex B to the Proxy Statement and incorporated herein by reference).

16(c)(ii)*+ Discussion materials prepared by Qatalyst Partners LP, dated April  14, 2024, for the Special Committee of the Board of Directors of Zuora, Inc.

16(c)(iii)*+ Discussion materials prepared by Qatalyst Partners LP, dated April 17, 2024, for the Special Committee of the Board of Directors of Zuora, Inc.

16(c)(iv)*+ Discussion materials prepared by Qatalyst Partners LP, dated April 30, 2024, for the Special Committee of the Board of Directors of Zuora, Inc.

16(c)(v)*+ Discussion materials prepared by Qatalyst Partners LP, dated June 15, 2024, for the Special Committee of the Board of Directors of Zuora, Inc.

16(c)(vi)*+ Discussion materials prepared by Qatalyst Partners LP, dated July 2, 2024, for the Special Committee of the Board of Directors of Zuora, Inc.

16(c)(vii)*+ Discussion materials prepared by Qatalyst Partners LP, dated July  10, 2024, and shared with the Special Committee of the Board of Directors of Zuora, Inc. for reference.

16(c)(viii)*+ Discussion materials prepared by Qatalyst Partners LP, dated October 15, 2024, for the Special Committee of the Board of Directors of Zuora, Inc.

16(c)(ix)*+ Discussion materials prepared by Qatalyst Partners LP, dated October  16, 2024, for the Special Committee of the Board of Directors of Zuora, Inc.

16(d)(i) Agreement and Plan of Merger, dated as of October 17, 2024, by and among Zuora, Inc., Parent and Merger Sub (included as Annex A to the Proxy Statement and incorporated herein by reference).

16(d)(ii) Voting, Support and Rollover Agreement, dated as of October 17, 2024, by and among Zodiac Purchaser, L.L.C., Zodiac Holdco, L.L.C., Silver Lake Alpine II, L.P., Zuora, Inc., and the stockholders party thereto (included as Annex C to the Proxy Statement and incorporated herein by reference).

16(f)+ Section  262 of the Delaware General Corporation Law.

107+ Filing Fee Table.

* Certain portions of this exhibit marked with “[***]” have been redacted and provided separately to the Securities and Exchange Commission pursuant to a request for confidential treatment.

+ Previously filed with the Transaction Statement on Schedule 13E-3 filed with the SEC on November 25, 2024.

SIGNATURES

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2024

ZUORA, INC.

By:	/s/ Andrew M. Cohen
Name: Andrew M. Cohen
Title: Chief Legal Officer and Secretary

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2024

ZODIAC PURCHASER, L.L.C.

By:	Zodiac Guarantor, L.L.C., its managing member

By:	Zodiac Holdco, L.L.C., its managing member

By:	Silver Lake Alpine Associates II, L.P., its managing member

By:	SLAA II (GP), L.L.C., its general partner

By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

ZODIAC ACQUISITION SUB, INC.

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Secretary

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2024

SILVER LAKE ALPINE ASSOCIATES II, L.P.

By:	SLAA II (GP), L.L.C., its general partner

By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SLA ZURICH HOLDINGS, L.P.

By:	SLA Zurich GP, L.L.C., its general partner

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SLA ZURICH GP, L.L.C.

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director

SLA ZURICH AGGREGATOR, L.P.

By:	SL Alpine II Aggregator GP, L.L.C., its general partner

By:	Silver Lake Alpine Associates II, L.P., its managing member

By:	SLAA II (GP), L.L.C., its general partner

By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SL ALPINE II AGGREGATOR GP, L.L.C.

By:	Silver Lake Alpine II Associates, L.P., its managing member

By:	SLAA II (GP), L.L.C., its general partner

By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SILVER LAKE ALPINE II, L.P.

By:	Silver Lake Alpine Associates II, L.P., its general partner

By:	SLAA II (GP), L.L.C., its general partner

By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SLAA II (GP), L.L.C.

By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SILVER LAKE GROUP, L.L.C.

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2024

TIEN TZUO

By:	/s/ Tien Tzuo
Name: Tien Tzuo

THE NEXT LEFT TRUST

By:	/s/ Tien Tzuo
Name: Tien Tzuo
Title: Trustee

70 THIRTY TRUST

By:	/s/ Tien Tzuo
Name: Tien Tzuo
Title: Trustee